EXHIBIT 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the three and six months ended December 31, 2015 and 2014

Student Transportation Inc.

Consolidated Financial Statements

For the three and six months ended December 31, 2015 and 2014

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	December 31, 2015	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$473	$5,333
Accounts receivable, net of allowance for doubtful accounts of
$119 and $126 at December 31 and June 30, 2015, respectively	79,261	55,275
Inventory	4,239	4,148
Prepaid expenses	12,831	9,721
Other current assets	5,011	3,443
Total current assets	101,815	77,920

Investment in investee	1,801	1,776
Other assets	20,279	20,384
Property and equipment, net	242,874	231,296
Oil and gas interests, net	6,169	7,713
Other intangible assets, net	59,443	61,899
Goodwill	131,481	134,939
Total assets	$563,862	$535,927

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,776	$2,230
Accrued expenses and other current liabilities	46,529	67,396
Total current liabilities	48,305	69,626

Long-term debt	280,561	204,936
Asset retirement obligation	594	575
Deferred income tax liability	38,377	41,558
Class B Series Three common share liability	1,770	1,993
Other liabilities	18,695	17,432
Total liabilities	388,302	336,120

Shareholders' equity
Paid in Share Capital	519,321	517,560
Accumulated deficit	(340,919)	(315,633)
Accumulated other comprehensive loss	(2,842)	(2,120)
Total shareholders’ equity	175,560	199,807
Total liabilities and shareholders’ equity	$563,862	$535,927

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months ended		Three months ended		Six months ended		Six months ended
	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014

Revenues		$167,380		$157,451		$260,763		$245,983

Costs and expenses:
Cost of operations		121,913		116,576		206,997		195,494
General and administrative		14,976		13,824		29,171		27,127
Non-cash stock compensation		2,181		2,169		2,984		2,939
Acquisition expense		-		3		-		3
Depreciation and depletion expense		14,382		14,223		19,382		19,186
Amortization expense		790		813		1,578		1,634
Impairment of oil and gas assets		1,200		-		1,200		-
Total operating expenses		155,442		147,608		261,312		246,383

Income (loss) from operations		11,938		9,843		(549)		(400)

Interest expense		3,279		4,625		6,988		8,837
Foreign currency loss (gain)		662		(169)		726		104
Unrealized loss on foreign currency exchange contracts		-		160		-		442
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature		1		(35)		(5)		(223)
Other income, net		(559)		(385)		(1,681)		(1,529)
Income (loss) before income taxes and equity in net income of unconsolidated investment		8,555		5,647		(6,577)		(8,031)
Equity in net income of unconsolidated investment		30		-		25		-
Income tax expense (benefit)		3,052		2,110		(2,542)		(2,813)

Net income (loss)		$5,533		$3,537		$(4,010)		$(5,218)
Weighted average number of shares outstanding-basic		96,604,491		83,354,430		96,347,909		83,176,138
Weighted average number of shares outstanding-diluted		111,207,573		104,854,064		111,040,991		104,675,772
Basic and diluted net income (loss) per common share		$0.06		$0.04		$(0.04)		$(0.06)
Dividends declared per common share	US $	0.11	Cdn $	0.14	US $	0.22	Cdn $	0.28

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Income (Loss)

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Net income (loss) :	$5,533	$3,537	$(4,010)	$(5,218)
Other comprehensive income (loss) :
Unrealized gain (loss) on currency translation adjustments	926	972	(722)	2,477
Other comprehensive income (loss):	926	972	(722)	2,477

Comprehensive income (loss)	$6,459	$4,509	$(4,732)	$(2,741)

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(5,218)	(5,218)
Dividends	-	-	-	(20,632)	(20,632)
Common stock issuance	708,131	4,362	-	-	4,362
Other comprehensive income	-	-	2,477	-	2,477
Balance at December 31, 2014	83,524,680	$447,462	$(4,645)	$(302,788)	$140,029

Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net loss	-	-	-	(4,010)	(4,010)
Dividends	-	-	-	(21,276)	(21,276)
Common stock issuance	737,157	2,972	-	-	2,972
Repurchase of common stock	(289,973)	(1,211)	-	-	(1,211)
Other comprehensive loss	-	-	(722)	-	(722)
Balance at December 31, 2015	96,588,700	$519,321	$(2,842)	$(340,919)	$175,560

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Operating activities
Net income (loss)	$5,533	$3,537	$(4,010)	$(5,218)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	3,052	1,950	(2,542)	(3,127)
Unrealized loss on forward contracts	-	160	-	442
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	1	(35)	(5)	(223)
Unrealized foreign currency loss (gain)	501	100	293	(316)
Amortization of deferred financing costs	381	470	726	940
Non-cash stock compensation	2,181	2,169	2,984	2,939
Equity in net income from unconsolidated investment	(30)	-	(25)	-
Gain on disposal of fixed assets	(467)	(588)	(505)	(892)
Depreciation and depletion expense	14,382	14,223	19,382	19,186
Amortization expense	790	813	1,578	1,634
Impairment of oil and gas assets	1,200	-	1,200	-
Changes in current assets and liabilities:
Accounts receivable	(5,494)	(13,385)	(24,454)	(26,773)
Prepaid expenses, inventory and other current assets	(1,923)	9,913	(5,833)	(2,821)
Accounts payable	240	1,026	(398)	733
Accrued expenses and other current liabilities	(16,352)	(12,751)	(2,350)	(1,828)
Changes in other assets and liabilities	34	(68)	1,065	(384)
Net cash provided by (used in) operating activities	4,029	7,534	(12,894)	(15,708)

Investing activities
Business acquisitions, net of cash acquired	-	(391)	-	(391)
Payments on seller debt	-	-	-	(200)
Purchases of property and equipment	(2,719)	(6,233)	(54,879)	(25,592)
Proceeds on sale of equipment	743	521	942	1,375
Net cash used in investing activities	(1,976)	(6,103)	(53,937)	(24,808)

Financing activities
Redemption of Class B Series Two and Three common shares	(72)	(628)	(240)	(878)
Repurchase of common stock	(579)	-	(1,211)	-
Financing fees	(122)	(63)	(122)	(559)
Common stock dividends	(9,646)	(8,430)	(18,167)	(17,001)
Borrowings on credit facility	51,163	44,146	136,433	93,996
Payments on credit facility	(46,522)	(33,183)	(54,622)	(41,383)
Net cash (used in) provided by financing activities	(5,778)	1,842	62,071	34,175

Effect of exchange rate changes on cash	(25)	29	(100)	9
Net (decrease) increase in cash and cash equivalents	(3,750)	3,302	(4,860)	(6,332)
Cash and cash equivalents at beginning of period	4,223	1,224	5,333	10,858
Cash and cash equivalents at end of period	$473	$4,526	$473	$4,526

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Three common shares (and with the previously outstanding Class B Series Two common shares, the “Class B” common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 7). STI currently holds a 98.2% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at December 31, 2015. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustment resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In November 2015, FASB issued ASU 2015-17 Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring that deferred tax assets and liabilities, along with any valuation allowance, be classified as non current on the balance sheet. The Company is required to adopt this standard for the first quarter of fiscal 2017. The adoption of this standard is not expected to not have a material impact on our consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements, but currently does not anticipate this standard having a significant impact.

3. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	December 31, 2015		June 30, 2015
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$131,822	$-	$50,421
Convertible Debentures	-	113,739	-	119,515
Senior Secured Notes	-	35,000	-	35,000
	$-	$280,561	$-	$204,936

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Debt (continued)

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at December 31, 2015.

4. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At December 31, 2015 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 737,157 and 708,131 common shares during the six months ended December 31, 2015 and 2014, respectively. The shares issued pursuant to the Plan represent non-cash dividends with values of $3.0 million and $4.4 million, for the six months ended December 31, 2015 and 2014, respectively, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such five day period.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. During the six months ended December 31, 2015, the Company repurchased a combined total of 289,973 shares with a value of $1.2 million, under both the previous and the renewed NCIB. The Company did not repurchase any shares during the six months ended December 31, 2014.

Common shares issued and outstanding are 96,588,700 at December 31, 2015.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Common Shares (continued)

The changes in accumulated other comprehensive loss for foreign currency translation is as follows:

	2015	2014

Balance at June 30,	$(2,120)	$(7,122)
Foreign currency translation	(722)	2,477
Current period comprehensive (loss) income	(722)	2,477
Balance at December 31,	$(2,842)	$(4,645)

There were no reclassifications out of accumulated other comprehensive loss.

5. Earnings (Loss) Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Weighted-average shares outstanding-basic	96,604,491	83,354,430	96,437,909	83,176,138
Potential dilutive effect of shares to be issued
to settle the debentures	14,603,082	21,499,634	14,603,082	21,499,634
Weighted-average shares outstanding-diluted	111,207,573	104,854,064	111,040,991	104,675,772

The computations for basic and diluted income (loss) per common share are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net income (loss) –basic	$5,533	$3,537	$(4,010)	$(5,218)
Add back: Interest expense on debentures (net of tax)	1,114	1,560	2,238	3,256
Net income (loss) used for diluted earnings per share	6,647	5,097	(1,772)	(1,962)

Basic income (loss) per share	$0.06	$0.04	$(0.04)	$(0.06)
Diluted income (loss) per share	$0.06	$0.04	$(0.04)	$(0.06)

The conversion of the convertible debentures is anti-dilutive for both the three and six months ended December 31, 2015 and 2014.

Potential dilution arising from the conversion of the convertible debentures for both the three and six months ended December 31, 2015 and 2014 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Income Taxes

The effective income tax rate was 35.6% and 38.8% for the three and six months ended December 31, 2015. The effective income tax rate was 37.4% and 35.0% for the three and six months ended December 31, 2014. The decrease in the quarter over quarter effective tax rate for the three months ended December 31, 2015 was primarily due to the effect of various state tax law changes in the U.S. (i.e. state filing requirements) which resulted in a decrease in the Company’s overall state tax rate. The increase in the year over year effective tax rate for the six months ended December 31, 2015 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country. As of December 31, 2015, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2015 balance of $0.5 million.

7. Stock-Based Compensation

The shareholders of the Company approved the EIP adoption and the initial allotment of Class B common shares available for issuance under the EIP by STA Holdings in December 2005. In November 2008 and November 2012, additional Class B common share allotments for issuance under the EIP were also approved by shareholders. Historically, Class B Series Two common shares were issued pursuant to the EIP while the Company was under the IPS structure, with Class B Series Three common shares utilized for share grants subsequent to March 2010 as the Company converted out of the IPS structure with the redemption of the Subordinated Notes earlier in fiscal 2010. The Class B common shares are accounted for as a liability upon issuance, as a result of a put option they contain.

In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other income, in the consolidated statement of operations. The Company recorded income of $0.8 million and $1.8 million for the three months and six months ended December 31, 2015, associated with the change in fair value on the Class B common shares. The Company recorded income of $0.2 million and $0.8 million for the three months and six months ended December 31, 2014, associated with the change in fair value on the Class B common shares. The Company recorded $0.2 million and $0.4 million in dividend payments for the three and six months ended December 31, 2015 and 2014,

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Stock-Based Compensation (continued)

respectively, which are recorded as a component of other income, in the consolidated statement of operations.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended December 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2015	2,633,303	(982,147)	1,651,156
Grants	536,634	(212,139)	324,495
Redemptions	(18,321)	-	(18,321)
Shares outstanding at December 31, 2015	3,151,616	(1,194,286)	1,957,330

	For the six months ended December 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	713,339	(291,894)	421,445
Redemptions	(55,326)	-	(55,326)
Shares outstanding at December 31, 2015	3,151,616	(1,194,286)	1,957,330

The Company recognized $2.2 and $3.0 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2015, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 18,321 and 55,326 shares were “put” back to the Company during the three months and six months ended December 31, 2015. The Company paid $0.1 and $0.2 million associated with these puts during the three and six months ended December 31, 2015. The fair value of the Class B Series Three common shares outstanding at December 31, 2015 represented a liability of $7.1 million, of which $5.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the three months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2014	2,149,032	(703,871)	1,445,161
Grants	347,000	(119,986)	227,014
Redemptions	(99,308)	-	(99,308)
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Stock-Based Compensation (continued)

	For the six months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	463,102	(157,706)	305,396
Redemptions	(138,371)	-	(138,371)
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867

The Company recognized $2.2 and $2.9 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2014, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 99,308 and 138,371 shares were “put” back to the Company during the three months and six months ended December 31, 2014. The Company paid $0.6 and $0.9 million associated with these puts during the three and six months ended December 31, 2014. The fair value of the Class B Series Three common shares outstanding at December 31, 2014 represented a liability of $9.7 million, of which $7.2 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

8. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	December 31, 2015	June 30, 2015

Cash	$473	$5,333
Accounts receivable	$79,261	$55,275
Accounts payable	$1,776	$2,230
Other accrued liabilities	41,220	62,040
Class B Series Three share liability	7,079	7,349
Long-term debt (including portion due within one year)	280,561	204,936
Conversion right on 6.25% Convertible Debentures	3	9
Other long term liabilities	18,692	17,423
	$349,331	$293,987

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. At December 31, 2015, the Company’s Cdn $6.25% Convertible Debentures had a carrying value of $54.2 million and a fair value of approximately $47.1 million. The remainder of the Company’s long-term debt, which

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Financial Instruments (continued)

bears interest at both fixed and floating rates, has a carrying value that approximates fair value. The fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at December 31, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$203	-	$203
Class B Series Three common share liability	-	7,079	-	7,079
Conversion right on US$ 6.25% Convertible Debentures	-	-	3	3
	$-	$7,282	$3	$7,285

As at June 30, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$337	-	$337
Class B Series Three common share liability	-	7,349	-	7,349
Conversion right on US$ 6.25% Convertible Debentures	-	-	9	9
	$-	$7,686	$9	$7,695

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Financial Instruments (continued)

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and six months ended December 31, 2015 and 2014, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended December 31,	2015	2014

Balance at September 30,	$3	$65
Total unrealized loss (gain):
Non-cash loss (gain) on conversion feature	1	(35)
FX impact on conversion feature	(1)	1
Balance at December 31,	$3	$31

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 13.5% from 14.5% in the three months ended December 31, 2014.

Conversion rights on US$ 6.25% Convertible Debentures
For the six months ended December 31,	2015	2014

Balance at June 30,	$9	$236
Total unrealized gain:
Non-cash gain on conversion feature	(5)	(223)
FX impact on conversion feature	(1)	18
Balance at December 31,	$3	$31

The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 6.35% to 8.43% in the six months ended December 31, 2015. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 13.5% from 17.0% in the six months ended December 31, 2014.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to income of five thousand dollars and $0.2 million in the condensed consolidated statement of operations for the six months ended December 31, 2015 and 2014, respectively.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Financial Instruments (continued)

There were no transfers within the fair value hierarchy during the six months ended December 31, 2015.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of $0.1 million and $0.2 million for the six months ended December 31, 2015 and 2014, respectively, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.2 million as at December 31, 2015. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Cdn$ 6.25% Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.7 million and a loss of $0.8 million in the three and six months ended December 31, 2015 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss (gain) in the consolidated statements of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

9. Impairment

On at least a quarterly basis, or as indicators of impairment are present, the Company performs an impairment analysis for its oil and gas assets (the “ceiling test”). Under US GAAP, the ceiling test requires the Company to use tax effected discount cash flows using a present value technique. The pricing assumption used in each ceiling test is defined as the twelve month average of realized prices for the current quarter end period. As both oil and natural gas prices have continued to decline over the last twelve to eighteen months (an indication of impairment) the results of current quarter end the ceiling test lead the Company to record an impairment charge of $1.2 million. Subsequent changes in the estimates of discounted cash flows and/or the pricing assumptions used in the ceiling test could result in further impairment in the future.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information (continued)

Reportable operating segments:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Revenue
Transportation	$166,983	$156,530	$259,951	$243,921
Oil and gas	397	921	812	2,062
	$167,380	$157,451	$260,763	$245,983
Operating (losses) earnings
Transportation	$13,507	$9,997	$1,462	$(423)
Oil and gas	(1,569)	(154)	(2,011)	23
	11,938	9,843	(549)	(400)
Unallocated expenses	3,353	4,196	6,003	7,631
Income tax expense (benefit)	3,052	2,110	(2,542)	(2,813)
Net income (loss)	$5,533	$3,537	$(4,010)	$(5,218)

	As at	As at
	December 31, 2015	June 30, 2015
Total Assets
Transportation	$557,020	$527,291
Oil and gas	6,842	8,636
	$563,862	$535,927

11. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the six months ended December 31, 2014. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Commitments and Contingencies

During the six months ended December 31, 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $72.1 million in growth and replacement school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $10.0 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

13. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	December 31, 2015	June 30, 2015

Prepaid Expenses
Prepaid Insurance	$8,964	$7,098
Other	3,867	2,623
	$12,831	$9,721

Other Current Assets
Fuel Tax Receivable	$3,507	$1,799
Other	1,504	1,644
	$5,011	$3,443

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and six months ended December 31, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Additional Financial Information (continued)

	As at	As at
	December 31, 2015	June 30, 2015

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$6,093	$8,483
Dividends Payable	14,164	14,096
Insurance	9,542	9,111
Wages and Benefits	4,278	5,175
Class B Shares	5,309	5,356
Taxes Payable	1,187	1,259
Deferred Revenue	2,152	655
Accrued Fixed Assets	-	20,983
Interest Payable	11	6
Other	3,793	2,272
	$46,529	$67,396

Other liabilities
Insurance	$17,767	$16,756
Other	928	676
	$18,695	$17,432

14. Subsequent Events

On January 18, 2016, STA Holdings granted 305,919 Class B Series Three common shares pursuant to the EIP. The Company will recognize a non-cash stock based expense related to these grants during the quarter ended March 31, 2016.

Subsequent to the second quarter of fiscal 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a consulting and management services firm and acquired a second consulting services firm.  Combined, total consideration for both firms approximated $7.0 million, consisting of $6.0 million in cash and $1.0 million in common stock.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first consulting and management service firm.